Exhibit 77(M)

Item 77(M)(i)(G): Mergers

During the fiscal semi-annual period, the Lord Abbett Municipal Income Fund, Inc. - National Tax Free Fund (the Acquiring Fund) became the surviving entity of a merger:

(a) A joint special meeting of the shareholders (the "Meeting") of each of the Florida Tax Free Trust, Michigan Tax Free Trust, Minnesota Tax Free Fund, Texas Tax Free Fund, and Washington Tax Free Fund (each, an "Acquired Fund" and collectively, the "Acquired Funds") was held on December 7, 2007. The Florida Tax Free Trust and Michigan Tax Free Trust are series of the Lord Abbett Municipal Income Trust (the "Trust"). The Minnesota Tax Free Fund, Texas Tax Free Fund, and Washington Tax Free Fund are series of the Lord Abbett Municipal Income Fund, Inc. (the "Company").

(b) The joint meeting for the Acquired Funds was held for the purpose of approving an Agreement and Plan of Reorganization between each Acquired Fund and the National Tax Free Fund, a series of the Company (the "Acquiring Fund"), providing for: (a) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for shares of the corresponding class of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund; (b) the distribution of such shares to the shareholders of the Acquired Fund; and
      (c) the termination of the Acquired Fund.

The Agreement and Plan of Reorganization is hereby incorporated by reference to the N-14/A Pre-Effective Amendment No.1 to the Corporation's Registration Statement filed on September 28, 2007.